Filed by SemGroup Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SemGroup Corporation

Commission File No. 001-34736

Date: September 26, 2019

1.	Are more details on the timeline available?

SemGroup and Energy Transfer continue to expect to complete the merger in late 2019 or early 2020. SemGroup and Energy Transfer must provide certain pre-merger company information to the Federal Trade Commission and the Department of Justice in accordance with the Hart-Scott-Rodino Act (HSR). In addition, Energy Transfer will file a Form S-4 registration statement with the Securities and Exchange Commission (SEC). Neither SemGroup nor Energy Transfer anticipate any delays with respect to HSR clearance or the filing of an effective S-4 by Energy Transfer within the next 30 days or so.

Following the SEC review process, SemGroup will mail certain proxy materials to all SemGroup shareholders and schedule a shareholder meeting to vote on the proposed merger. If shareholders approve the merger and all other conditions to closing have been satisfied or waived, the transaction will close on the timeline outlined in the proxy.

In parallel with the regulatory activities, the Integration Steering Committee (the “ISC”) is expected to meet in early October. The ISC, which consists of SemGroup and Energy Transfer leaders, will assemble members of management to serve on certain workstreams, which will work to support the integration planning. The ISC will be tasked with managing day-to-day activities of integration planning, overseeing the departmental workstreams and serving as a liaison to the respective executive teams.

2.	How are taxes handled with severance in the U.S.?

Severance will be included on an employee’s W-2 in the year of payment. The severance is considered a supplemental wage and is taxed at the flat rate of 22 percent. In addition, severance is subject to 6.2 percent social security (if annual limit is not met for the year), 1.45 percent Medicare (+.90 percent premium for earnings above $200,000) and state taxes if applicable. In total, most employees should expect approximately 35% in taxes withheld on severance.

3.	The severance plan and its amendment covers employees retained for a year after closing. What happens to employees if the transition takes longer than a year?

Energy Transfer intends to complete the transition and integration process in less than a year. As such, it is generally expected that employees being terminated in connection with or as a result of the merger will be advised of their status in advance of the one-year protection period provided for under the SemGroup severance plan, as amended. Individuals, who are involuntarily terminated after the one-year protection period will still be eligible for severance under ET’s severance plan.

4.

Will employees be taking their severance immediately if ET announces at closing those jobs are to be eliminated or will they have to wait until the end of the transition? Is transition mandatory for severance?

Employees who are not offered continuing employment with Energy Transfer either after closing of the merger or upon completion of the integration will be communicated to on an individual basis regarding their status on a timely basis. As part of those communications, the employee will be informed of his/her release date and will be eligible for severance after satisfying such period. Energy Transfer is aware of the terms and conditions of the SemGroup severance plans and does not anticipate requiring any extended transition periods for employees not offered continuing employment. A transition period after closing may not be required for all employees, and, as such, some employees may be eligible for severance shortly after closing. It is important to remember payment of any severance benefits is contingent on the employee signing and not revoking a waiver and release.

5.	Who will be my employer after the merger closes?

One of Energy Transfer’s employing affiliates will be the employer of individuals retained after the closing of the merger.

6.	What advice can you give a SemGroup employee who sees a job opening at Energy Transfer that they think might be a good fit for them?

As part of the integration planning in the next few weeks, SemGroup and Energy Transfer will be reviewing both organizations to determine what positions are necessary. We ask that if you are interested in working for ET that you be patient and allow the integration process to vet the organizational needs.

STIP

7.

When the STIP payout is made will a percentage be put into my 401(k) plan or will it be a 100 percent payout? It depends on the timing of the payout. If you are an active employee at SemGroup at the time of the STIP payment it will be subject to the normal deductions including 401(k). Energy Transfer does not allow bonus deferrals to 401(k).

If you are not an active employee of SemGroup or ET your STIP payment will be net of appropriate tax withholdings.

8.	How can I find out what my target percentage will be for the 2019 STIP payout? Contact your SemGroup HR representative.

9.

If the merger closes prior to Dec. 31, 2019 will employees receive the STIP? Yes, you continue to be eligible for the 2019 STIP pay in accordance with the terms and conditions of the STIP Plan. Consistent with all prior years, the STIP is pro-rated based upon your number of months worked within the performance year. Pursuant to the merger agreement, the 2019 STIP will pay out at no less than target. If your employment with the company involuntarily terminates not for cause, you will receive your 2019 STIP. In the event you are involuntarily terminated not for cause, after the closing and before December 31, 2019, you will receive a pro-rated portion of the bonus you would otherwise have received, contingent upon signing and not revoking a waiver and release. Payment will occur on or before March 15, 2020.

10.

Are individuals eligible to receive the STIP if they voluntary leave either before or after closing? No. As during normal circumstances, if an employee voluntarily leaves SemGroup, such employee is not eligible to receive STIP. The same applies to an employee who leaves involuntarily for cause.

Benefits

11.	If the employee is not retained by Energy Transfer is COBRA health insurance coverage available?

Yes, COBRA coverage would be available under Energy Transfer’s plan.

12.	What is COBRA?

The Consolidated Omnibus Budget Reconciliation Act (COBRA) is a health insurance program that allows an eligible employee and his or her dependents the continued benefits of health insurance coverage in the case that employee loses his or her job or experiences a reduction of work hours. Employee bears all premium cost. Terminated employee is responsible for enrolling in the COBRA plans. Plan information is provided to home mailing address after benefits terminate.

13.	I have a Flexible Spending Account – what will happen to it?

Payroll contributions to Flexible Spending Accounts will discontinue in conjunction with the closing of the merger. Receipts can be submitted for expenses prior to termination for reimbursement up to March 31, 2020. Any money left over in the account after March 31, 2020 will be forfeited.

14.	I have a Healthcare Savings Account – what will happen to it?

Payroll contributions to Healthcare Saving Accounts will discontinue in conjunction with the closing of the merger. However, the healthcare savings account will remain in place after close. Employees will still be able to access their healthcare savings accounts and can merge into an HSA upon enrolling in an approved HSA plan.

Vacation & Years of Service

15.

What happens to my vacation time? Employees are encouraged to continue to use their vacation time. Per the SemGroup vacation policy, SemGroup employees can roll up to 40 hours of vacation to 2020. If closing occurs in 2019, ET would allow vacation roll over but does not rollover sick time, although the employee would get 40 hours sick during the year. In the event of an involuntary termination an employee will be paid for any accrued earned unused vacation time, but not unused sick time. Vacation time still needs to be discussed and approved by your supervisor prior to taking the vacation per the policy.

16.

Will Energy Transfer recognize my years of service if I am offered a job there? Yes, ET will recognize all service with SemGroup and its predecessors in the same manner that SemGroup recognizes such service today.

Other

17.

Are SemGroup performance reviews still required? During this period of change it is perhaps more important than ever for managers and employees to maintain open lines of communication. Until the merger is completed, SemGroup will continue to conduct business as usual and employees should continue working with the expectation that performance reviews will be conducted. Energy Transfer has a performance review program for its employees. Those reviews are conducted annually during the first quarter of the year following the performance year.

18.

Do employees still need to complete the computer-based safety training? Yes, it is an OSHA requirement that employees complete the training. If you haven’t completing the training, you can find the module here: [LINK].

Forward-Looking Statements

This employee communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements generally can be identified by the fact that they do not relate strictly to historical or current facts. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “may increase,” “may fluctuate,” “will,” “should,” “would,” “may” and “could” or similar words or expressions are generally intended to identify forward-looking statements. Specific forward-looking statements include statements regarding the Company’s plans and expectations with respect to the proposed transaction and the anticipated impact of the proposed transaction on the Company’s results of operations, financial position, growth opportunities and competitive position. These statements reflect the Company’s current views with respect to future events based on management’s experience and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. No assurances can be given, however, as of this date that these events will occur or that these projections will be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that are difficult to predict and could cause actual results to be materially different from those expressed in or implied by such forward-looking statements. Some of these factors include the Company’s ability to consummate the proposed transaction on the expected timeframe or at all, including due to the inability to obtain all approvals necessary or the failure of other closing conditions; the volatility of oil and natural gas prices; any sustained reduction in demand for, or supply of, the petroleum products we gather, transport, process, market and store; the overall forward markets for crude oil, natural gas and natural gas liquids; operational, regulatory and environment risks; cost and availability of equipment and labor; the Company’s ability to finance its activities; and other risks more fully discussed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, available on the Company’s website or the SEC’s website at www.sec.gov. Any forward-looking statement speaks only as of the date of which such statement is made and the Company undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, Energy Transfer will file a registration on Form S-4 that will include a proxy statement of the Company. The definitive proxy statement will be sent to the stockholders of the Company. The Company and Energy Transfer may also file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE ADVISED TO CAREFULLY READ THE PROXY STATEMENT AND ANY REGISTRATION STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive proxy statement and any registration statement/prospectus, as applicable, will be sent to security holders of the Company in connection with the Company’s shareholder meetings. Investors and security holders may obtain a free copy of the proxy statement (when available), any registration statement/prospectus and other relevant documents filed by the Company with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the proxy statement (when available), any registration statement/prospectus and other relevant documents by directing a request by mail or telephone to Investor Relations, SemGroup Corporation, 6120 S. Yale Ave, Suite 1500, Tulsa, OK 74136-4231. Copies of the documents filed by the Company with the SEC will be available free of charge on the Company’s website at ir.semgroup.com.

Participants in the Solicitation

The Company and its directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from its security holders with respect to the transaction. Information about these persons is set forth in the Company’s definitive proxy statement relating to its 2019 Annual Meeting of Stockholders, as filed with the SEC on April 12, 2019, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the Company’s security holders generally, by reading the proxy statement, any registration statement and other relevant documents regarding the transaction, which will be filed with the SEC.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including, without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.